Exhibit (a)(5)(L)

Contact:
Emily Poe	Robyn Brown
WeissComm Partners	The Medicines Company
Phone: (212) 301-7183	Phone: (973) 290-6000
epoe@wcpglobal.com	investor.relations@themedco.com
THE MEDICINES COMPANY ANNOUNCES COMPLETION OF TENDER OFFER
FOR SHARES OF TARGANTA THERAPEUTICS
PARSIPPANY, NJ, February 25, 2009 — The Medicines Company (NASDAQ: MDCO) announced today the completion of the tender offer made through Boxford Subsidiary Corporation (Boxford), The Medicines Company’s direct wholly owned subsidiary, for all of the outstanding shares of Targanta Therapeutics Corporation (Targanta) common stock. The offering period expired at midnight, New York City time, at the end of Tuesday, February 24, 2009.
     According to the depositary for the offer, as of the expiration of the offering period, a total of approximately 20,577,989 shares of Targanta common stock (excluding shares tendered under guaranteed delivery procedures) had been validly tendered pursuant to the tender offer and not properly withdrawn, representing approximately 98% of the outstanding shares of Targanta. All shares that were validly tendered and not properly withdrawn have been accepted for purchase. Stockholders who validly tendered and did not properly withdraw their shares will promptly receive the tender offer consideration consisting of (1) $2.00 per share, net to the seller in cash, plus (2) the contractual right to receive up to an additional $4.55 per share in contingent cash payments if specified regulatory and commercial milestones are achieved within agreed upon time periods, pursuant to a previously announced Agreement and Plan of Merger among The Medicines Company, Boxford and Targanta, dated as of January 12, 2009. The consideration paid or payable for shares tendered in the tender offer is subject to any applicable tax withholding, and no interest will be paid thereon.
     Boxford expects to acquire as soon as practicable all of the remaining outstanding shares of Targanta common stock by means of a short-form merger under Delaware law. In the merger, Boxford will merge with and into Targanta, and Targanta will become a direct wholly owned subsidiary of The Medicines Company. Pursuant to the merger, each remaining outstanding share of Targanta common stock (other than (1) any shares held by Targanta as treasury stock or owned by The Medicines Company, Boxford or any subsidiary of Targanta, The Medicines Company or Boxford and (2) any shares held by a holder who has not voted in favor of or consented to the merger and who has properly demanded and perfected his, her or its right to be paid the fair value of such shares in accordance with Delaware law) will be automatically
The Medicines Company 8 Sylvan Way Parsippany, New Jersey 07054 Tel: (973)290-6000 Fax: (973)656-9898

cancelled and converted into the right to receive the same consideration per share paid in the tender offer.
About Targanta Therapeutics

Targanta Therapeutics Corporation (NASDAQ: TARG) is a biopharmaceutical company focused on developing and commercializing innovative antibiotics to treat serious infections in the hospital and other institutional settings. Targanta’s pipeline includes an intravenous version of oritavancin, a semi-synthetic lipoglycopeptide antibiotic currently awaiting EU regulatory approval, and a program to develop an oral version of oritavancin for the possible treatment of Clostidium difficile-related infection. Targanta has operations in Cambridge, MA, Indianapolis, IN, and Montreal, Quebec, Canada. For more information on Targanta, visit www.targanta.com.
About The Medicines Company

The Medicines Company (NASDAQ: MDCO) is focused on advancing the treatment of critical care patients through the delivery of innovative, cost-effective medicines to the worldwide hospital marketplace. The Company markets Angiomax® (bivalirudin) in the United States and other countries for use in patients undergoing coronary angioplasty, and Cleviprex® (clevidipine butyrate) injectable emulsion in the United States for the reduction of blood pressure when oral therapy is not feasible or not desirable. The Company also has an investigational antiplatelet agent, cangrelor, in late-stage development and a serine protease inhibitor, CU-2010, in early-stage development. The Medicines Company’s website is www.themedicinescompany.com.
Cautionary Note Regarding Forward-Looking Statements
Statements in this press release regarding the proposed transaction between The Medicines Company and Targanta, the expected timetable for completing the transaction and any other statements about managements’ future expectations, beliefs, goals, plans or prospects constitute forward-looking statements. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered to be forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties that may cause The Medicines Company’s actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Important factors that may cause or contribute to such differences include uncertainties as to the timing of the merger; the possibility that various closing conditions for the transaction may not be satisfied or waived; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, licensees, other business partners or governmental entities; transaction costs; whether results obtained in clinical studies or in preclinical studies will be indicative of results obtained in future clinical trials; whether, if The Medicines Company consummates the acquisition, The Medicines Company can advance oritavancin
The Medicines Company 8 Sylvan Way Parsippany, New Jersey 07054 Tel: (973)290-6000 Fax: (973)656-9898

through the contemplated Phase 3 trial on a timely basis or at all and receive approval from the United States Food and Drug Administration or equivalent foreign regulatory agencies for the product; whether, if oritavancin receives approval, The Medicines Company will be able to successfully distribute and market the product and in that regard, whether physicians, patients and other key decision-makers will accept clinical trial results; whether The Medicines Company will be able to obtain regulatory approvals and such other factors as are set forth in the risk factors detailed from time to time in The Medicines Company’s periodic reports and registration statements filed with the Securities and Exchange Commission including, without limitation, the risk factors detailed in The Medicines Company’s Quarterly Report on Form 10-Q filed on November 10, 2008, which are incorporated herein by reference. The forward-looking statements are made only as of the date of publication. Except as otherwise required by law, The Medicines Company specifically disclaims any obligation to update any of these forward-looking statements.
The Medicines Company 8 Sylvan Way Parsippany, New Jersey 07054 Tel: (973)290-6000 Fax: (973)656-9898